Exhibit 1.02

Conflict Minerals Report

ANN INC. (the “Company”) is including this Conflict Minerals Report as an exhibit to its Form SD for calendar year 2013 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 30, 2014.

As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” are cassiterite (tin), columbite-tantalite (tantalum), gold and wolframite (tungsten), without regard to the location of origin of the minerals or derivative metals. The terms “adjoining country” and “armed group” have the meanings contained in the Conflict Minerals Rule.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that the Company intends to take to mitigate the risk that its necessary Conflict Minerals benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the implementation of satisfactory traceability and other compliance measures by the Company’s direct and indirect suppliers, on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals, and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of filing of this document. The Company does not intend, and undertakes no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Overview

The Company is a leading national specialty retailer of women’s apparel, shoes and accessories, sold primarily under the “Ann Taylor” and “LOFT” brands. Substantially all of the Company’s merchandise is developed by its in-house product design and development teams and manufactured by third-party suppliers. The Company is subject to the Conflict Minerals Rule because some of the products that it contracts to manufacture contain Conflict Minerals that are necessary to the functionality or production of the products.

For 2013, the Company was unable to determine the origin of at least a portion of the necessary Conflict Minerals contained in its in-scope products. For further information concerning the Company’s in-scope products and identified smelters and refiners (“SORs”), see “Product Description” below.

Part I.	Due Diligence

Due Diligence Framework

For its due diligence, the Company utilized the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition, 2013) (the “OECD Guidance”). The OECD Guidance was written for both upstream and downstream companies. Since the Company is a downstream company in the supply chain, the Company’s due diligence practices were developed accordingly.

Due Diligence Measures Performed

Due diligence measures undertaken by the Company included the following:

•	Policies and Procedures. The Company has established a Policy on Conflict Minerals Law Compliance (the “Conflict Minerals Policy”) available at http://responsiblyann.com/ourExpectations.asp. In addition, the Company has provided training to its direct finished goods suppliers about the Conflict Minerals rules adopted by the U.S. Securities and Exchange Commission (“SEC”) and the requirement that its suppliers must respond to inquiries from the Company regarding their use of Conflict Minerals. The Company has also provided training to associates responsible for identifying new suppliers, so those associates can ensure that any new suppliers respond appropriately and in a timely manner to inquiries from the Company regarding their use of Conflict Minerals.

•	Internal Management Team. The Company has established a cross-functional Conflict Minerals team with members from the Corporate Social Responsibility (“CSR”), Finance and Legal Departments. The cross-functional team designed the due diligence process, and the Finance team members were responsible for documenting this process. The CSR team members were responsible for monitoring Suppliers’ responses to the Company’s inquiries regarding Conflict Minerals, communicating the Conflict Minerals Policy to the Suppliers and providing training to its direct finished goods suppliers and associates responsible for identifying new suppliers. The Legal team members were responsible for drafting the disclosures required by the Conflict Minerals Rule. The team held meetings on a regular basis concerning the Company’s compliance efforts.

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System of Controls and Transparency. The Company created a process, including the development of a preliminary survey to request from its direct finished goods suppliers for its private-label products and nominated trim suppliers (the “Suppliers”)

representations concerning the origin of the Conflict Minerals that are necessary to the functionality or production of its products. This process is intended to identify SORs in the Company’s supply chain. The Company collected and plans to retain for five years its Suppliers’ responses in an online platform currently provided by a third party vendor.

•	Engagement with Suppliers. The Company engaged the support of its Suppliers to execute its Conflict Minerals programs. The Company: (i) obtained information, representations and annual certifications concerning the presence of necessary Conflict Minerals in their products, (ii) provided training to its direct finished good suppliers about the SEC’s Conflict Minerals Rule and the requirement for Suppliers to respond to inquiries from the Company regarding their use of Conflict Minerals and (iii) published the Conflict Minerals Policy.

•	Grievance Mechanism. The Company’s Conflict Minerals Policy states that potential ethical or legal violations involving Company business can be reported by calling its Financial Integrity Reporting Line (1-877-846-8915) or writing to ANN INC., 7 Times Square, New York, NY 10036, Attn: General Counsel. The Conflict Minerals Policy states that no one will be subject to retaliation for making a good faith report of a complaint or concern. A call to the Financial Integrity Reporting Line is anonymous and free, and this line is available 24 hours per day. Information about the Financial Integrity Reporting Line is also available on the Company’s website at http://investor.anninc.com. Information contained on the Company’s website is not part of this Conflict Minerals Report and is not incorporated by reference into either this Conflict Minerals Report or the Form SD to which it is an exhibit.

•	Identification and Assessment of Supply Chain Risks. The Company has created a process to request information from its Suppliers about the origin of Conflict Minerals that are necessary to the functionality or production of its products. This process is intended to identify SORs in the Company’s supply chain.

In particular, the Company sent its Suppliers a survey. If the Supplier indicated that products that it contracted to manufacture for the Company contained Conflict Minerals that were necessary to the functionality or production of the products, the Supplier was requested to complete the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “Conflict Minerals Reporting Template”). In addition, the Suppliers were requested to provide a representation to the Company that the information provided was complete and accurate.

The Company reviewed the responses and representations provided by its Suppliers for completeness and consistency and followed up with Suppliers regarding any responses which it determined were incomplete or required further clarification. The Company also compared the names of any SOR identified in the Suppliers’ responses to the Standard Smelter Names tab of the Conflict Minerals Reporting Template and the list of conflict free smelters and refiners and country of origin information published by the Conflict-Free Sourcing Initiative (“CFSI”).

In early 2014, the Suppliers were requested to certify that the information previously provided in their response to the Suppliers’ survey and, if applicable, the Conflict Minerals Reporting Template, remained accurate for the remainder of calendar year 2013. In addition, the Suppliers were requested to describe any changes to their previously submitted survey and Conflict Minerals Reporting Template.

•	Response to Identified Risks. The cross-functional Conflict Minerals compliance team summarized and reported the results of the Suppliers’ responses and the team’s due diligence and assessment to senior management. The Company formulated a plan to manage risks relating to Suppliers’ compliance with our Conflict Minerals requirements.

•	Independent Audits of SORs. In connection with its due diligence, the Company utilized information made available by the CFSI concerning independent third-party audits of SORs. The Company is a member of the CFSI, which runs the Conflict-Free Smelter Program (“CFSP”).

Part II.	Product Description

For 2013, the Company was unable to determine the origin of at least a portion of the necessary Conflict Minerals contained in its in-scope products. For 2013, the Company’s in-scope product categories were private-label apparel, shoes and accessories.

Facilities

In connection with the Company’s due diligence, the Suppliers identified to the Company certain SORs as having processed the necessary Conflict Minerals contained in the Company’s in-scope products in 2013, as reflected in the table below. Please see the notes that accompany the table for important information concerning the data contained in the table.

SOR and Country of Origin Information(a)

	Certified as Conflict Free				Active	Other
	DRC Region Sourced	Non-DRC Region Sourced	Unknown	Recycled or Scrap
Tantalum
Tin	1	3		1	1	1
Tungsten
Gold		1	2			4

(a)	The Company notes the following in connection with the information contained in the foregoing table:

(i)	The SORs reflected in the table were identified by the Suppliers to the Company and include only those SORs that were listed on the Standard Smelter Names tab to the Conflict Minerals Reporting Template. Not all of the included SORs may have processed the necessary Conflict Minerals contained in the Company’s in-scope products, since the Company believes that, in some cases, multiple sources of Conflict Minerals were used by its supply chain and the Suppliers did not attribute specific SORs to individual batches of products, components or materials. In addition, some Suppliers may have reported to the Company SORs that were not in the Company’s supply chain, due to the over-inclusiveness of the information received from their suppliers. The SORs reflected above may not be all of the SORs in the Company’s supply chain, since the Suppliers were unable to identify the SORs of some of the necessary Conflict Minerals content contained in the Company’s in-scope products.

(ii)	All certification status information in the table is as of May 30, 2014.

(iii)	“Certified” means that a SOR was compliant with the CFSP’s assessment protocols (including through mutual recognition). Included SORs were not necessarily certified for all or part of 2013 and may not continue to be certified for any future period. The Company does not have information on the origin of the Conflict Minerals processed by any of the Certified SORs prior to its certification date.

(iv)	“Active” means that the SOR has submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP.

(v)	The certification status reflected in the table is based solely on information made available by the CFSI to its members without independent verification by the Company.

(vi)	“DRC Region” means the DRC and its adjoining countries. Country of origin was derived from information made available by the CFSI to its members. According to this information, one of the Certified SORs sourced from both within the DRC Region and from outside the DRC Region. For this SOR, the Company was not able to determine the country of origin of the Conflict Minerals specific to its products. Therefore, not all of the country of origin information reflected in the table may apply to the necessary Conflict Minerals in the Company’s in-scope products.

(vii)	For 2013, the Company was not able to determine the country of origin of the Conflict Minerals processed by any of the SORs listed as “Active” or “Other”. A SOR is indicated as “Certified/Unknown” if the country of origin of the Conflict Minerals processed by the SOR was not disclosed by the certifying party. A SOR is listed as “Other” if it is not Certified or Active.

The Company attempted to determine the mine or location of origin of the necessary Conflict Minerals in its in-scope products by requesting that Suppliers complete a survey and, if applicable, the Conflict Minerals Reporting Template and through information made available by the CFSI to its members.

Risk Mitigation/Future Due Diligence Measures

The Company intends to continuously improve upon its supply chain due diligence efforts by implementing the following measures:

•	Continue to evaluate the presence of Conflict Minerals in its supply chain;

•	Engage with Suppliers that provided incomplete responses to encourage them to provide requested information for 2014;

•	Monitor and encourage the continued development and progress of traceability measures for Suppliers that indicated in 2013 that the source of Conflict Minerals was unknown or undeterminable;

•	Evaluate new Suppliers for compliance with our Conflict Minerals requirements during initial business reviews;

•	Continue to communicate the Company’s expectations to Suppliers; and

•	Conduct further training with the Company’s Suppliers, including providing them access to Conflict Minerals reference materials developed by industry groups.